Exhibit 12.1
PNM RESOURCES, INC. AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Nine Months Ended	Year Ended December 31,
	September 30, 2013	2012	2011		2010		2009	2008
Fixed charges, as defined by the Securities and Exchange Commission:

Interest expensed and capitalized	$90,078	$125,379	$122,998		$123,633		$123,833	$134,958
Amortization of debt premium, discount and expenses	2,826	4,023	3,695		4,627		5,430	6,386
Interest from discontinued operations (including capitalized interest)	—	—	—		—		1,027	13,758
Estimated interest factor of lease rental charges	4,215	5,585	6,665		6,888		7,034	7,894
Preferred dividend requirements of subsidiary	619	769	864		1,075		759	689
Total Fixed Charges	$97,738	$135,756	$134,222		$136,223		$138,083	$163,685

Earnings, as defined by the Securities and Exchange Commission:

Earnings (loss) from continuing operations before income taxes and non-controlling interest	$162,759	$175,035	$321,469		$(63,379)		$94,751	$(388,381)
(Earnings) loss of equity investee	—	—	—		15,223		30,145	29,687
Earnings (loss) from continuing operations before income taxes, non-controlling interest, and investee earnings	162,759	175,035	321,469		(48,156)		124,896	(358,694)
Fixed charges as above	97,738	135,756	134,222		136,223		138,083	163,685
Interest capitalized	(3,520)	(5,432)	(2,697)		(3,401)		(7,743)	(8,849)
Non-controlling interest in earnings of Valencia	(10,904)	(14,050)	(14,047)		(13,563)		(11,890)	(7,179)
Preferred dividend requirements of subsidiary	(619)	(769)	(864)		(1,075)		(759)	(689)

Earnings Available for Fixed Charges	$245,454	$290,540	$438,083		$70,028		$242,587	$(211,726)

Ratio of Earnings to Fixed Charges	2.51	2.14	3.26	[1]	0.51	[2]	1.76	N/M	[3]

[1]  Earnings (loss) from continuing operations before income taxes and non-controlling interest for the year ended December 31, 2011 includes a pre-tax loss of $21.4 million due to the write-off of regulatory disallowances at PNM and TNMP. If those losses were excluded, the Ratio of Earnings to Fixed Charges would have been 3.42. In addition, 2011 includes a pre-tax gain on the sale of First Choice of $174.9 million. If that gain were also excluded, the Ratio of Earnings to Fixed Charges would have been 1.96.

[2] The shortfall in the earnings available for fixed charges to achieve a ratio of earnings to fixed charges of 1.00 amounted to $66.2 million for the year ended December 31, 2010. Earnings (loss) from continuing operations before income taxes and non-controlling interest includes a pre-tax loss of $188.2 million due to the impairment of PNMR's investment in an equity investee. If that loss were excluded, the Ratio of Earnings to Fixed Charges would have been 1.90.

[3] The ratio of earnings to fixed charges for the year ended December 31, 2008 is not meaningful since earnings available for fixed charges is negative. The shortfall in the earnings available to achieve a ratio of earnings to fixed charges of 1.00 amounted to $375.4 million for the year ended December 31, 2008.